 Exhibit 99.1

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

Eighth AMENDED AND RESTATED

MEMORANDUM of ASSOCIATION

OF

LION GROUP HOLDING LTD.

獅子集團控股有限公司

(adopted by a Special Resolution passed on [date])

1.	The name of the company is Lion Group Holding Ltd. 獅子集團控股有限公司 (the “Company”).

2.	The registered office of the Company is situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

6.	The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.